UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1*


NAME OF ISSUER:   Treasure Mountain Holdings, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $.001 par value per share.

CUSIP NUMBER:  894631 209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

          Kevin B. Kimberlin
          c/o Spencer Trask & Co.
          535 Madison Avenue, 18th Floor
          New York, NY  10022
          Tel:  (212) 355-5565
          Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: August 23, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  894631 209

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
         Yes            No X

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.    SOLE VOTING POWER: 2,781,640 shares

8.    SHARED VOTING POWER: 0 shares

9.    SOLE DISPOSITIVE POWER: 2,781,640 shares

10.   SHARED DISPOSITIVE POWER: 0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,781,640 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Yes No x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 82.2%

14.   TYPE OF REPORTING PERSON: IN

ITEM 4.   PURPOSE OF TRANSACTION

      Treasure Mountain, Inc. (the "Company") entered into a definitive merger agreement and plan of reorganization, dated as of July 8, 2004 (the "Merger Agreement"), with Vyteris, Inc. ("Vyteris"), a privately held company that is 97% owned by Spencer Trask Specialty Group, LLC ("STSG"), of which the Reporting Person is the non-member manager. Under the terms of the Merger Agreement, a wholly owned subsidiary of the Company will merge with and into Vyteris, upon which Vyteris will become a wholly owned subsidiary of the Company. Upon the merger, holders of Vyteris capital stock, warrants and options will have the right to receive capital stock, warrants and options of the Company. Under the terms of the Merger Agreement, it is contemplated that, after the Company takes certain post-closing actions, the stockholders of Vyteris will own approximately 98.4% of the Company's Common Stock. Under the terms of the Merger Agreement, upon closing, the directors and officers of Vyteris will become the directors and officers of the Company.

      Under the terms of the Merger Agreement, the Company will issue all of its available authorized but unissued shares of Common Stock and will issue rights certificates evidencing the right to receive additional shares of Common Stock and preferred stock to the extent such shares currently are not authorized by the Company. Such additional shares will be issued as soon as they are authorized following the merger. Subsequent to the closing, the Company intends to take appropriate actions to cause its stockholders to approve a reincorporation through a merger with a wholly-owned subsidiary incorporated in Delaware (effectively accomplishing a 1 for 10 reverse stock split, resulting in sufficient capital stock to honor the shares underlying the rights certificates and authorizing shares of preferred stock) and approving a stock option plan. In connection therewith, a voting agreement was entered into as of August 23, 2004 (the "Voting Agreement"), between the Company, Vyteris, STSG and Scimitar, to vote their shares in favor of these post-closing actions. In the Voting Agreement, STSG and Scimitar also appointed certain officers of Vyteris (and, after the merger, of the Company) as their proxy solely for the purpose of voting their Common Stock in favor of these post-closing actions.

      Consummation of the merger is subject to several conditions, including the completion of a pending financing by Vyteris, satisfactory completion of due diligence and the receipt of fairness opinions by the board of directors of both Vyteris and the Company. It is not assured that these conditions will be satisfied or that the merger will be consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.3  Merger Agreement and Plan of Reorganization, dated as of July 8, 2004

99.4  Voting Agreement, dated as of August 23, 2004

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2004


                           /s/ Kevin B. Kimberlin
                           --------------------------------
                           Kevin B. Kimberlin


                    EXHIBIT INDEX

99.3  Merger Agreement and Plan of Reorganization, dated as of July 8, 2004

99.4  Voting Agreement, dated as of August 23, 2004